

RafflesMedicalGroup



03050433

14 March 2003

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

SUPPL



SEC MAIL PROCESSING
RECEIVED
MAR 2 5 2003
165
WASH. D.C. SECTION

United States
Securities and Exchange Commission
450 Firth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

ADR FILE NO. 82-4926

We enclose herewith our Full Year Financial Statement and Dividend Announcement for year ended 31 December 2002 for your information.

Yours sincerely

MOIZ TYEBALLY
COMPANY SECRETARY

DID 6311 1311
FAX 6311 2378

Enclosure.



1976 - 2001

585 North Bridge Road Raffles Hospital #11-00 Singapore 188770 Tel: 311 1111 Fax: 338 1318 Website: http://www.rafflesmedical.com **To our patients our best**

MASNET No. 39 OF 25.02.2003
Announcement No. 39

RAFFLES MEDICAL GROUP LTD

Full Year Financial Statement And Dividend Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	31/12/2002	31/12/2001	Change
	S$'000	S$'000	%
The Group		Restated	
Revenue	87,997	76,304	15.3
Other income	298	955	(68.8)
Inventories and consumables used	(9,059)	(8,789)	3.1
Staff costs	(50,000)	(45,020)	11.1
Depreciation of property, plant and equipment	(3,320)	(2,470)	34.4
Amortisation expense	(58)	(58)	0.0
Other operating expenses	(19,583)	(19,741)	(0.8)
Profit from operations	6,275	1,181	431.3
Finance costs	(93)	(70)	32.9
Revaluation deficit on leasehold	-	(429)	-

properties			
Write down of investment and intangible assets	-	(1,280)	-
Share of loss in a jointly controlled entity	(80)	(6,587)	(98.8)
Profit/(Loss) from ordinary activities before taxation	6,102	(7,185)	NM
Taxation	(1,596)	(323)	394.1
Net profit/(loss) for the year transferred to accumulated profits	4,506	(7,508)	NM

Note : NM denotes not meaningful

Profit/(Loss) from ordinary activities before taxation includes the following:

The Group	31/12/2002 S$'000	31/12/2001 S$'000
(a) Other income		
Foreign exchange gain	-	405
(b) Other operating expenses		
Allowances made for doubtful	290	815

trade receivables		
Bad debts written off	49	-
Foreign exchange loss	330	-
Property, plant and equipment written off	293	346

The adjustment for under and over provision of tax in respect of prior years are as follows:

The Group	31/12/2002 S$'000	31/12/2001 S$'000
Overprovision in respect of prior years:		
Current taxation	35	-
Deferred taxation	-	-

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
	S$'000	S$'000	S$'000	S$'000
		Restated		Restated
Non-current assets				
Property, plant and	24,049	24,438	3,153	3,060

equipment				
Interest in subsidiaries	-	-	62,287	62,287
Interest in jointly controlled entities	49,595	49,675	-	-
Membership rights	88	88	68	68
Intangible assets	464	522	-	-
Deferred taxation	2,024	1,769	-	-
	76,220	76,492	65,508	65,415
Current assets				
Investment in commercial notes	19,250	-	19,250	-
Inventories	2,236	3,066	1,174	1,820
Trade & other receivables	13,072	14,992	25,149	24,963
Cash and cash equivalents	8,930	20,145	7,867	19,805
	43,488	38,203	53,440	46,588
Less :				
Current liabilities				
Bank overdraft (unsecured)	172	1,625	-	-
Trade and other payables	17,767	15,434	9,688	6,604
Deferred income	595	2,006	539	1,948
Interest-bearing loans & borrowings (unsecured)	2,093	-	2,093	-
Employee benefits	2,560	1,891	1,317	979
Income tax payable	1,912	1,590	1,584	1,364
	25,099	22,546	15,221	10,895
Net current assets	18,389	15,657	38,219	35,693
	94,609	92,149	103,727	101,108
Less :				
Non-current liability				
Deferred taxation	(681)	(637)	(221)	(339)

Net Assets	93,928	91,512	103,506	100,769
Capital And Reserves				
Share capital	38,662	38,662	38,662	38,662
Reserves	55,266	52,850	64,844	62,107
	93,928	91,512	103,506	100,769

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$0	S$2,264,940	S$0	S$1,625,585

Amount repayable after one year

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$0	S$0	S$0	S$0

Details of any collateral

Nil.

1(c) A cash flow statement (for the group), together with a comparative

statement for the corresponding period of the immediately preceding financial year

	31/12/2002 S$'000	31/12/2001 S$'000
Cash Flows from Operating Activities		
Profit / (Loss) before taxation	6,102	(7,185)
Adjustments for :-		
Interest Expense	93	70
Amortisation of intangible assets	58	58
Allowance for doubtful debts	290	815
Share of results in a jointly controlled entity	80	6,587
Depreciation of property, plant and equipment	3,320	2,470
Property, plant and equipment written off	293	346
Deferred income recognised	(9,759)	(9,495)
Interest income from fixed deposits and floating rate notes	(298)	(550)
Revaluation deficit on leasehold properties	-	429
Write down of intangible assets	-	580
Write down of unquoted equity investment	-	700
Exchange translation	330	(405)
Operating profit / (loss) before working capital changes	509	(5,580)
Changes in working capital :-		
Inventories	820	(873)
Trade and other receivables	1,631	(4,325)
Trade and other payables	3,030	6,417
Cash generated from / (used in)	5,990	(4,361)

operations		
Interest paid	(93)	(70)
Dividend paid	(2,413)	(2,335)
Income tax paid	(1,486)	(1,931)
Deferred income received	8,348	9,215
Cash flows from operating activities	10,346	518
Investing activities		
Investment in commercial notes	(19,250)	3,000
Interest income received	242	538
Purchase of fixed assets	(3,293)	(12,814)
Cash flows from investing activities	(22,301)	(9,276)
Financing activities		
Payment of share issue expenses	-	(31)
Drawdown / (Repayment) of term loan	2,093	(498)
Cash flows from financing activities	2,093	(529)
Net Decrease in Cash & Cash Equivalents	(9,862)	(9,287)
Effects of Exchange Rate Changes On Cash & Cash Equivalents Held in Foreign Currency	100	6
Cash and Cash Equivalents at beginning of the year	18,520	27,801
Cash and Cash Equivalents at end of the year	8,758	18,520

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share capital	Share premium	Exchange translation reserve	Accumulated profits/(losses)	Total
The Group	S$'000	S$'000	S$'000	S$'000	S$'000
At 1 January 2001, as previously reported in the Annual Report	38,662	53,021	(293)	9,736	101,126
Effects of adopting SAS 12	-	-	-	559	559
At 1 January 2001, restated	38,662	53,021	(293)	10,295	101,685
Issue expenses	-	(31)	-	-	(31)
Exchange differences on translation of financial statements of overseas subsidiaries	-	-	(299)	-	(299)
Net loss for the year	-	-	-	(7,508)	(7,508)
Final dividend paid of 8% less tax at 24.5%	-	-	-	(2,335)	(2,335)
At 31 December 2001	38,662	52,990	(592)	452	91,512
At 1 January 2002, as	38,662	52,990	(592)	(1,317)	89,743

previously reported in the Annual Report					
Effects of adopting SAS 12	-	-	-	1,769	1,769
At 1 January 2002, restated	38,662	52,990	(592)	452	91,152
Exchange differences on translation of financial statements of overseas subsidiaries	-	-	323	-	323
Net profit for the year	-	-	-	4,506	4,506
Final dividend paid of 8% less tax at 22%	-	-	-	(2,413)	(2,413)
At 31 December 2002	38,662	52,990	(269)	2,545	93,928

	Share capital	Share premium	Accumulated profits	Total
The Company	S$'000	S$'000	S$'000	S$'000
At 1 January 2001	38,662	53,021	7,590	99,273
Issue expenses	-	(31)	-	(31)
Net profit for the year	-	-	3,862	3,862
Final dividend paid of 8% less tax at 24.5%	-	-	(2,335)	(2,335)
At 31 December 2001	38,662	52,990	9,117	100,769

At 1 January 2002	38,662	52,990	9,117	100,769
Net profit for the year	-	-	5,150	5,150
Final dividend paid of 8% less tax at 22%	-	-	(2,413)	(2,413)
At 31 December 2002	38,662	52,990	11,854	103,506

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There have been no changes to the issued share capital of the Company since 31 December 2001.

As at 31 December 2002, there were outstanding options for conversion into 31,018,700 (31/12/2001 : 18,359,600)
ordinary shares of S$0.10 each.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The full-year financial statement on consolidated results for the year ended 31 December 2002 have
not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Accounting policies and methods of computation used in the full-year consolidated financial statements are consistent with those applied in the financial statements for the year ended 31 December 2001 except for the adoption of a revised accounting standard on Income Taxes SAS 12 (Revised 2001) from the year ended 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

SAS 12 (Revised 2001) requires the tax effect of temporary differences to be recognised in the financial statements
unless the reversal of these temporary differences are not probable. This change in accounting policy has been
accounted for by restating comparatives and adjusting the opening balance of accumulated profits at
1 January 2001. Effect of changes in accounting policy on net profit for the year are as follows:

	31/12/2002	31/12/2001
The Group	S$'000	S$'000

Net profit/(loss) before changes in accounting policies	4,251	(8,718)
Effect of adopting SAS 12	255	1,210
Net profit/(loss) for the year	4,506	(7,508)

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		31/12/2002	31/12/2001
6.(a)	Earnings per ordinary share for the year based on 1(a) above :-		
	(i) Based on existing issued share capital [A]	1.17 cents	(1.94) cents
	(ii) On a fully diluted basis [B]	1.17 cents	(1.94) cents

[A] The calculation of earnings per ordinary share is based on 386,619,999 (2001 : 386,619,999) shares in issue during the year.
[B] The calculation of earnings per ordinary share (on a fully diluted basis) is based on 386,619,999 (2001 : 386,619,999) shares in issue during the year.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

		The	Group	The	Company
		31/12/2002	31/12/2001	31/12/2002	31/12/2001

7.(a)	Net asset value per ordinary share [C]	24.29 cents	23.67 cents	26.77 cents	26.06 cents

[C] The calculation of net asset value per ordinary share is based on 386,619,999 (2001 : 386,619,999) shares as at 31 December 2002.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

For the year ended 2002, the Group posted strong revenue growth of 15% from S$76.3 million in 2001 to about S$88.0 million. All Singapore operations including clinics, hospital and ancillary services registered double-digit year-on-year growth with hospital operations posting the strongest growth of 30%.

The Group's EBITDA grew from S$3.3 million to S$10.0 million in 2002, an increase of 202%. The Group's profit from operations rose from S$1.2 million to S$6.3 million, an increase of 431%. The Group returned to profitability much earlier than expected, achieving a net profit after tax of S$4.5 million against a net loss of S$7.5 million in the preceding year. Raffles Hospital achieved positive cashflow after eleven months of operations and was profitable for the second half of 2002. Hong Kong operations improved in the second half of 2002 and losses were reduced.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

No forecast or profit statement has been disclosed to the shareholders.

10. A commentary at the date of the announcement of the competitive

conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Group will continue to grow its existing businesses and Raffles Hospital is expected to contribute positively to the Group's results in the coming years. Notwithstanding the economic uncertainties and possible conflict in the Gulf, the Board expects the Group to improve on its profitability this year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend recommended for the current financial period reported on? Yes

Name of Dividend	First & Final	Special Dividend
Dividend Type	Cash	Cash
Dividend Rate	10 % per ordinary share (less tax)	10 % per ordinary share (less tax)
Par value of shares	S$0.10	S$0.10
Tax Rate	22%	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	8 % per ordinary share (less tax)
Par value of shares	S$0.10
Tax Rate	22%

(c) Date payable

The Directors are pleased to recommend :

(a) a first and final dividend of 10% less tax at 22% amounting to S$3,015,636; and
(b) a special dividend of 10% less tax at 22% amounting to S$3,015,636

in respect of the financial year ended 31 December 2002 for approval by the shareholders at the next Annual General Meeting to be convened. The date of payment of the proposed dividends will be announced at a later date.

(d) Books closure date

Notice on the closure of the Share Transfer Books and Register of Members of the Company to determine Shareholders' entitlement to the proposed dividends will be announced at a later date.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the

immediately preceding year

13.(a) Business Segments

	Healthcare	Diagnostics	Investment holdings	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000
2002					
Revenue and expenses					
Total revenue from external customers	87,669	328	-	-	87,997
Inter-segment revenue	2,951	5,537	-	(8,488)	-
	90,620	5,865	-	(8,488)	87,997
Segment results	4,701	1,574	-	-	6,275
Finance costs					(93)
Share of loss in a jointly controlled entity	-	-	(80)	-	(80)
Taxation					(1,596)
Net profit for the year					4,506

	Healthcare	Diagnostics	Investment holdings	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000
Other segmental					

information

Capital expenditure	3,028	265	-	-	3,293
Depreciation expense	2,905	415	-	-	3,320
Amortisation expense	58	-	-	-	58
Other non-cash expenses	578	5	-	-	583

	Healthcare	Diagnostics	Investment holdings	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000
2001					
Revenue and expenses					
Total revenue from external customers	76,213	91	-	-	76,304
Inter-segment revenue	3,119	4,660	-	(7,779)	-
	79,332	4,751	-	(7,779)	76,304
Segment results	(1,555)	1,027	-	-	(528)
Finance costs					(70)
Share of loss in a jointly controlled entity	-	-	(6,587)	-	(6,587)
Taxation					(323)

Net loss for the year					(7,508)
Other segmental information					
Capital expenditure	9,263	3,551	-	-	12,814
Depreciation expense	2,251	219	-	-	2,470
Amortisation expense	58	-	-	-	58
Other non-cash expenses	2,870	-	-	-	2,870

	Healthcare	Diagnostics	Investment holdings	Eliminations	Consolidated
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
2002					
Assets and Liabilities					
Segment assets	60,687	9,426	-	-	70,113
Investment in jointly controlled entity	-	-	49,595	-	49,595
Total assets					119,708
Segment liabilities	22,153	3,627	-	-	25,780
Total liabilities					25,780

2001

Segment assets	56,864	8,156	-	-	65,020
Investment in jointly controlled entity	-	-	49,675	-	49,675
Total assets					114,695
Segment liabilities	19,630	3,553	-	-	23,183
Total liabilities					23,183

13.(b) Geographical Segments

	Singapore	Hong Kong	Consolidated
	S$'000	**S$'000**	**S$'000**
2002			
Total revenue from external customers	84,372	3,625	87,997
Segment assets	117,347	2,361	119,708
Capital expenditure	3,232	61	3,293
2001			
Total revenue from external customers	70,877	5,427	76,304
Segment assets	111,767	2,928	114,695
Capital expenditure	12,595	219	12,814

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not applicable.

15. A breakdown of sales

		31/12/2002	31/12/2001	Change
		S$'000	S$'000	%
	The Group		Restated	
15.(a)	Revenue reported for first half year	41,805	37,675	11.0
15.(b)	Operating profit after tax reported for first half year	1,306	866	50.8
15.(c)	Revenue reported for second half year	46,192	38,629	19.6
15.(d)	Operating profit after tax reported for second half year	3,200	(8,374)	NM

Note : NM denotes not meaningful

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	2,413	2,335
Preference	0	0
Total:	2,413	2,335

BY ORDER OF THE BOARD

Moiz Tyebally
Company Secretary
25/02/2003